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                           July 6, 2022

       George Athanasiadis
       Chief Executive Officer
       Fast Casual Concepts, Inc.
       141 Amsterdam Rd.
       Grove City, PA 16127

                                                        Re: Fast Casual
Concepts, Inc.
                                                            Post-Qualification
Amendment No. 2 to Offering Statement on Form 1-A
                                                            Filed June 27, 2022
                                                            File No. 024-11190

       Dear Mr. Athanasiadis:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jack Brannelly